Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Crescent Point Energy Corp.

2000, 585 - 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Item 2	Date of Material Change

September 5, 2018

Item 3	News Release

A news release disclosing the material change was issued through GlobeNewswire on September 5, 2018.

Item 4	Summary of Material Change

Craig Bryksa has been appointed President and Chief Executive Officer of Crescent Point Energy Corp. (“Crescent Point”) and Robert (Bob) Heinemann has been appointed as the Chair of the Board of Directors of Crescent Point, replacing Peter Bannister, both effective September 5, 2018.

Item 5.1	Full Description of Material Change

Craig Bryksa, formerly interim President and Chief Executive Officer of Crescent Point, has been appointed President and Chief Executive Officer of Crescent Point, effective September 5, 2018. Mr. Bryska remains a director of Crescent Point.

Robert (Bob) Heinemann has been appointed as the new Chair of the Board of Directors of Crescent Point, replacing Peter Bannister, effective September 5, 2018. Mr. Bannister remains a director of Crescent Point.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For further information, contact Mark Eade, Senior Vice President, General Counsel and Corporate Secretary by telephone at (403) 693-0020.

Item 9	Date of Report

September 6, 2018

2